July 30, 2009

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:	Your Letter dated July 21, 2009 (the “Follow Up Comment Letter”),
June 10, 2009 and April 30, 2009, Regarding Bally Technologies, Inc.’s
Form 10-K for the Fiscal Year Ended June 30, 2008 (“2008 Form 10-K”) and
Form 10-Q for the Quarterly Period Ended March 31, 2009

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings.  The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Follow Up Comment Letter, with Staff’s comments presented in bold italicized text.  Because the two comments are related, we have addressed both in one response.  In response to the Follow Up Comment Letter the Company offers the following response:

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Revenue recognition. page F-11

1.                                      We note your response to prior comment number 2.  For arrangements in which the customer purchases the gaming device and you provide the game content under a usage fee arrangement, further explain the nature of the rights and obligations under the usage fee.  Specify what the usage fee is based on and the length of time over which the fee is payable.  Explain the rights and obligations of each of the parties in the event that the game device or game content fail during the term of the arrangement.  In addition, at the termination of the arrangement, explain the rights and obligations of each of the parties.  That is, tell us whether the customer continues to have rights to the gaming device and the game content.  Tell us whether you have any history of granting concession to your customers over the term of the usage fee arrangement, such as providing additional content or functionality to ensure payment of the previously agreed upon amount.

2.                                      In your arrangements in which the customer purchases the gaming device and you provide the game content under a usage fee arrangement, tell us how you considered the guidance in TPA 5100.76.

Response:

We note the Staff’s comments, and in response thereto, note our response to prior comment number 2 indicated two distinct business models are described under the heading Rental and Daily-Fee Games on page 4 of our 2008 Form 10-K.  While the vast majority of our arrangements are those in which we charge a daily fee for the use of the gaming device, which includes rental and maintenance of the gaming device and licensing of the game content, in certain cases we enter into arrangements whereby the customer purchases the gaming devices and we provide game content under a usage fee arrangement.  Revenue recognized under the second model does not represent a material amount to the Company.

Under the second type of arrangement the customer purchases the device for an up-front fixed fee and all risks and rewards of ownership are transferred to the customer upon delivery of the device. In the event the gaming device malfunctions within our standard warranty period, which is generally 90 days, we will repair the defect free of charge.  We have no further obligation related to the gaming device outside of the warranty period and we do not have a practice of providing extended warranties or maintenance services free of charge.  Customers that purchase our gaming devices typically purchase replacement parts, upgrades and other products from us to keep the devices in good working order.

With respect to the game content, our usage fee provides the customer with the right to use a specified game title and is based on a fixed daily rate multiplied by the number of days used.  We have no obligation to provide the customer additional content or software enhancements under the arrangement, and we do not have a practice of providing these items to the customer free of charge.  Our only continuing obligation under the arrangement is to cure any defects that would cause the game content to fail.  Our game content goes through rigorous internal testing and many gaming jurisdictions require both the gaming device and gaming content be tested and approved before being distributed.  In the rare instance errors or defects are discovered in the field we correct the defect and distribute a bug fix.  We have considered the guidance under TPA 5100.43 Correction of errors in computer software (bug fixes) and have concluded that these costs should be accounted for as warranty obligations and  do not  represent implied post-contract customer support (“PCS”). Thus, under the arrangement to provide game content, we have determined there is no undelivered element once physical delivery of the product has occurred as we have no obligation or practice of refreshing content or providing enhancements free of charge.

TPA 5100.76 Fair value in multiple-element arrangements that include contingent usage-based fees and software revenue recognition characterizes usage-based fees as a fee “determined based on applying a constant multiplier to the frequency that the licensee uses the software.” This definition describes the usage fees under our game content arrangements.  However, we respectfully note each of the Scenarios described under TPA 5100.76 involve arrangements with PCS.  As our game content arrangements do not contain a PCS element, the accounting treatment identified in this guidance is not applicable.

At the end of the term of the game content arrangement, which is generally 12 months, the customer may discontinue the arrangement or continue to pay the usage-based fees and continue to utilize the game content.  If the customer elects to discontinue the arrangement, the customer no longer has any rights to use the game content and must return the game content to us.  The customer may then install any previously purchased game kit or purchase a game conversion kit for the gaming device.

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We hope this response has addressed all of the Staff’s concerns relating to the Follow-Up Comment Letter.  Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/Robert C. Caller

Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Robert L. Guido
Chairman of the Audit Committee
Bally Technologies, Inc.